_____________________Wound Management Technologies, Inc.
777 Main Street-Suite 3100
Fort Worth, Texas 76102
817-820-7080 Phone
817-820-7081 Fax

January 11, 2010

United States

Securities and Exchange Commission
Washington, DC 20549

Mail Stop 3030

Attention: Eric Atallah

Re: SEC comment letter dated December 31, 2009

Dear Mr. Atallah:

In reference to your letter of December 31, 2009 we respectively submit the following.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 31, 2009
File No. 0-11808

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will respond to each item by January 29, 2010.

Please let us know if you have further comments or need additional clarification on any of the response provided.

Sincerely,

Scott A. Haire, President

SAH/ljs